SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Cliffs Natural Resources Inc.
(Name of Issuer)

Common Shares, par value $0.125 per share
(Title of Class of Securities)

18683K101
(CUSIP Number)

Casablanca Capital LP 450 Park Avenue, Suite 1403 New York, NY 10022 Attn: Douglas Taylor (212) 759-5626 David E. Rosewater, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 7, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18683K101	SCHEDULE 13D/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS Casablanca Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,906,520
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,906,520
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,906,520
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.2%
14	TYPE OF REPORTING PERSON IA; PN

CUSIP No. 18683K101	SCHEDULE 13D/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS Donald G. Drapkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF; PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000
	8	SHARED VOTING POWER 7,906,520
	9	SOLE DISPOSITIVE POWER 1,000
	10	SHARED DISPOSITIVE POWER 7,906,520
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,907,520
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 18683K101	SCHEDULE 13D/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS Douglas Taylor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,200
	8	SHARED VOTING POWER 7,906,520
	9	SOLE DISPOSITIVE POWER 7,200
	10	SHARED DISPOSITIVE POWER 7,906,520
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,913,720
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 18683K101	SCHEDULE 13D/A	Page 5 of 10 Pages

This Amendment No. 6 ("Amendment No. 6") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on January 28, 2014 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D, filed with the SEC on February 12, 2014 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D, filed with the SEC on March 7, 2014 ("Amendment No. 2"), Amendment No. 3 to the Original Schedule 13D, filed with the SEC on April 21, 2014 ("Amendment No. 3"), Amendment No. 4 to the Original Schedule 13D, filed with the SEC on May 30, 2014 ("Amendment No. 4") and Amendment No. 5 to the Original Schedule 13D, filed with the SEC on July 31, 2014 ("Amendment No. 5" and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and this Amendment No. 6, the "Schedule 13D") with respect to the shares of common stock, par value $0.125 per share (the "Common Stock"), of Cliffs Natural Resources Inc., an Ohio corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 6 have the meanings set forth in the Schedule 13D. This Amendment No. 6 amends Items 3, 4, 5, 6 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used a total of approximately $200,905,000 (including brokerage commissions) in the aggregate to acquire the shares of Common Stock reported in this Schedule 13D.

Casablanca used a total of approximately $200,784,000 (including brokerage commissions) in the aggregate to acquire the shares of Common Stock reported herein as beneficially owned by Casablanca. The source of funding for the purchase of the Common Stock reported herein as beneficially owned by Casablanca is cash on hand and working capital of the Accounts. The shares of Common Stock reported herein as beneficially owned by Casablanca are or may be held from time to time in margin accounts established by the Accounts with their respective brokers or banks and a portion of the purchase price for the Common Stock may be obtained through margin borrowing. Securities positions which may be held in the margin accounts, including the Common Stock, may be pledged as collateral security for the repayment of debit balances in the margin accounts.

Mr. Drapkin used a total of approximately $21,000 (including brokerage commissions) in the aggregate to acquire the shares of Common Stock reported herein for which Mr. Drapkin has sole voting power and sole dispositive power. The source of the funds used to acquire the Common Stock for which Mr. Drapkin has sole voting power and sole dispositive power is the personal funds of Mr. Drapkin and none of the funds used to purchase such Common Stock were provided through borrowings of any nature.

Mr. Taylor used a total of approximately $100,000 (including brokerage commissions) in the aggregate to acquire the shares of Common Stock reported herein for which Mr. Taylor may be deemed to have sole voting power and sole dispositive power. The source of the funds used to acquire the Common Stock for which Mr. Taylor may be deemed to have sole voting power and sole dispositive power is the personal funds of Mr. Taylor and none of the funds used to purchase such Common Stock were provided through borrowings of any nature.

CUSIP No. 18683K101	SCHEDULE 13D/A	Page 6 of 10 Pages

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On October 7, 2014, Casablanca and the Issuer entered into an agreement (the "Agreement") in connection with the Issuer's reimbursement of certain of Casablanca's expenses incurred during its solicitation of proxies for use at the Issuer's 2014 annual meeting (the "Proxy Solicitation"). Under the Agreement, the Issuer agreed to reimburse Casablanca for up to $2,550,000 of Casablanca's reasonable, documented out-of-pocket costs, fees and expenses incurred in connection with the Proxy Solicitation. Pursuant to the terms of the Agreement, Casablanca agreed that, until the earlier of (x) the day following the Issuer's 2016 annual meeting (including any adjournment or postponement or any special meeting held in lieu thereof) or (y) 14 days after the Issuer receives notice from Casablanca of a material breach by the Issuer of any obligation under the Agreement which has not been cured (or, if such material breach cannot be cured, the date on which the Issuer receives such notice) (such date, the "Termination Date"), Casablanca and its affiliates will cause all voting securities directly or indirectly owned by them to be (i) present for quorum purposes at each shareholder meeting or in connection with any solicitation of written consents from shareholders and (ii) voted (A) for all directors nominated by the Board for election at such meeting and (B) in accordance with the recommendation of the Board on any other proposals or other business that comes before any shareholder meeting of the Issuer (other than proposals relating to an Extraordinary Transaction (as defined in the Agreement)). In addition, Casablanca agreed to abide by certain customary standstill provisions until the Termination Date. Casablanca and the Issuer each also agreed to customary non-disparagement and release provisions. The foregoing summary of the Agreement is qualified in its entirety by reference to the full text of the Agreement, a copy of which is attached hereto as Exhibit 16 and is incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a) – (d) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 7,914,720 shares of Common Stock, constituting approximately 5.2% of the Issuer's currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 153,182,488 shares of Common Stock outstanding as of July 21, 2014, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014, filed with the SEC on July 24, 2014.

(i)	Casablanca:
	(a)	As of the date hereof, Casablanca may be deemed the beneficial owner of 7,906,520 shares of Common Stock.
Percentage: Approximately 5.2% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 7,906,520 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 7,906,520 shares of Common Stock

CUSIP No. 18683K101	SCHEDULE 13D/A	Page 7 of 10 Pages

(ii)	Mr. Drapkin:
	(a)	As of the date hereof, Mr. Drapkin may be deemed the beneficial owner of 7,907,520 shares of Common Stock.
Percentage: Approximately 5.2% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 1,000 shares of Common Stock
		2.	Shared power to vote or direct vote: 7,906,520 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 1,000 shares of Common Stock
		4.	Shared power to dispose or direct the disposition: 7,906,520 shares of Common Stock

(iii)	Mr. Taylor:
	(a)	As of the date hereof, Mr. Taylor may be deemed the beneficial owner of 7,913,720 shares of Common Stock.
Percentage: Approximately 5.2% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 7,200 shares of Common Stock
		2.	Shared power to vote or direct vote: 7,906,520 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 7,200 shares of Common Stock
		4.	Shared power to dispose or direct the disposition: 7,906,520 shares of Common Stock

(b) Casablanca serves as investment advisor to certain investment funds or managed accounts (collectively, the "Accounts"), and may be deemed to have beneficial ownership over the shares of Common Stock held for such Accounts. Each of Messrs. Drapkin and Taylor, as co-managing members of Casablanca GP, are in a position to indirectly determine the voting and investment decisions regarding the Issuer's securities held by the Accounts. Mr. Drapkin has sole voting power and sole dispositive power over the 1,000 shares of Common Stock owned by him in record name. Mr. Taylor has sole voting power and sole dispositive power over the 7,200 shares of Common Stock directly beneficially owned by him.

The Reporting Persons may be deemed to be a "group" pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act. Collectively, the Reporting Persons may be deemed to beneficially own 7,914,720 shares of Common Stock, representing approximately 5.2% of the outstanding shares of Common Stock. Casablanca disclaims beneficial ownership of any shares of Common Stock for which Mr. Drapkin or Mr. Taylor has sole voting power and sole dispositive power. In addition, Mr. Drapkin disclaims beneficial ownership of any shares of Common Stock for which Mr. Taylor has sole voting power and sole dispositive power and Mr. Taylor disclaims beneficial ownership of any shares of Common Stock for which Mr. Drapkin has sole voting power and sole dispositive power.

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth in Schedule A hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

(d) The shares of Common Stock directly beneficially owned by Mr. Taylor are held in a trust account for his children for which his spouse serves as trustee. Other than as described herein, no person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

CUSIP No. 18683K101	SCHEDULE 13D/A	Page 8 of 10 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On October 7, 2014, the Issuer and Casablanca entered into the Agreement, the terms of which are described in Item 4 of this Amendment No. 6. A copy of such agreement is attached as Exhibit 16 to this Schedule 13D and is incorporated by reference herein.

Item 7.	EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description
16	Agreement, dated October 7, 2014.

CUSIP No. 18683K101	SCHEDULE 13D/A	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 9, 2014

CASABLANCA CAPITAL LP

By:	/s/ Douglas Taylor
Name:	Douglas Taylor
Title:	Chief Executive Officer

/s/ Donald G. Drapkin
Donald G. Drapkin

/s/ Douglas Taylor
Douglas Taylor

CUSIP No. 18683K101	SCHEDULE 13D/A	Page 10 of 10 Pages

Schedule A

Transaction History of the Reporting Persons with respect to the Common Stock

This Schedule sets forth information with respect to each purchase and sale of shares of Common Stock that were effectuated by the Reporting Persons during the past sixty days. Unless otherwise indicated, all transactions were effectuated in the open market through a broker and all prices include brokerage commissions.

Mr. Taylor

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
9/11/2014	7,200	13.95